Filed Pursuant to Rule 424(b)(3)
Registration No. 333-259800

SUPPLEMENT NO. 3, DATED MARCH 29, 2022

(to the Proxy Statement/Prospectus dated March 15, 2022)

SUPPLEMENT TO

PROXY STATEMENT FOR THE EXTRAORDINARY GENERAL MEETING OF QUEEN’S GAMBIT GROWTH CAPITAL

PROSPECTUS FOR UP TO 5,742,417 UNITS, 159,716,814 CLASS A ORDINARY SHARES, 17,433,333 WARRANTS AND 17,433,333 CLASS A ORDINARY SHARES UNDERLYING WARRANTS OF PIVOTAL HOLDINGS CORP

This Supplement No. 3, dated March 29, 2022 (this “Supplement No. 3”), updates and supplements the proxy statement/prospectus dated March 15, 2022 (as supplemented to date, the “Proxy Statement/Prospectus”) with information relating to (1) the composition of Swvl Holdings Corp’s board of directors (the “Company’s Board of Directors”) upon consummation of the transactions contemplated by the Business Combination Agreement, dated as of July 28, 2021, by and among Swvl, Queens Gambit Growth Capital (“SPAC”), Pivotal Holdings Corp (the “Company”), Pivotal Merger Sub Company I (“Cayman Merger Sub”) and Pivotal Merger Sub Company II (“BVI Merger Sub”) (as amended and supplemented from time to time, the “Business Combination Agreement”) and (2) the waiver of a certain closing condition set forth in the Business Combination Agreement. The Company filed the Proxy Statement/Prospectus with the U.S. Securities and Exchange Commission (“SEC”) as part of a registration statement on Form F-4 (Registration No. 333-259800).

This Supplement is being filed by the Company with the SEC to supplement certain information contained in the Proxy Statement/Prospectus. Except as otherwise set forth below, the information set forth in the Proxy Statement/Prospectus remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Proxy Statement/Prospectus.

This Supplement is not complete without, and may not be utilized except in connection with, the Proxy Statement/Prospectus, including any supplements and amendments thereto.

You should read carefully and in their entirety this Supplement and the Proxy Statement/Prospectus and all accompanying annexes and exhibits. In particular, you should review and consider carefully the matters discussed under the heading “Risk Factors” beginning on page 24 of the Proxy Statement/Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the Business Combination (as defined in the Proxy Statement/Prospectus) or the issuance of Company securities or determined if the Proxy Statement/Prospectus or this Supplement is accurate or complete. Any representation to the contrary is a criminal offense.

This supplement to the Proxy Statement/Prospectus is dated March 29, 2022.

Company Board of Directors Following Consummation of the Business Combination

On March 29, 2022, the Company selected Gbenga Oyebode to serve as a Class I director on the Company’s Board of Directors and as a member of the Company’s audit committee.

Gbenga Oyebode, age 62, is the co-founder and former chairman of Aluko & Oyebode, one of the largest law firms in Nigeria. Mr. Oyebode currently serves on the boards of Nestlé Nigeria Plc, Lafarge Africa Plc, Socfinaf SA, Okomu Oil Palm Company and PZ Cussons Nigeria PLC. In addition, Mr. Oyebode embodies a spirit of philanthropy through his service as the chairman of Teach for Nigeria, director of Teach for All and as a member of the Global Advisory Council of the African Leadership Academy. Mr. Oyebode also sits on the boards of Jazz at the Lincoln Center, the African Philanthropy Forum, Carnegie Hall and the Ford Foundation. Mr. Oyebode has previously served on the boards of Access Bank Plc and MTN Nigeria Plc.

Mr. Oyebode holds bachelor of laws degrees from the University of Ife and the Nigerian Law School and a master of laws degree from the University of Pennsylvania. He also holds one of Nigeria’s highest honors, the Member of the Order of the Federal Republic of Nigeria, and is a recipient of the Belgian royal honor of Knight of the Order of Leopold.

We believe that Mr. Oyebode is qualified to serve as a member of the Company’s Board of Directors due to his exceptional legal acumen, his past experience as a director on numerous public and private company boards and his demonstrated leadership in both his private practice and as chairman of various public company boards. His service on the board of one of Nigeria’s largest banks and his prior experience on a public company audit committee make Mr. Oyebode well suited to be a member of our audit committee.

Mr. Oyebode can read and understand financial statements and is independent under the rules and regulations of the SEC and the listing rules of Nasdaq applicable to audit committee members.

Waiver of Minimum Cash Condition

On March 28, 2022, SPAC shareholders holding 29,227,806 SPAC Class A Ordinary Shares exercised their right to redeem such shares for a pro rata portion of the funds in SPAC’s trust account. Such shareholders are entitled to withdraw the exercise of their redemption rights until 3:00 p.m., Eastern time, on March 30, 2022. However, if sufficient shareholders do not withdraw such exercises, the Company expects that the Minimum Cash Condition will not be satisfied. In such case, Swvl expects to waive the Minimum Cash Condition and agrees, subject to the satisfaction (or waiver) of all other closing conditions, to proceed with the consummation of the Business Combination.